UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Benefitfocus, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

08180D106
(CUSIP Number)

Joan Jiang
Chief Compliance Officer
Indaba Capital Management, L.P.
One Letterman Drive, Building D, Suite DM 700
San Francisco, CA 94129
(415) 680-1180

with a copies to:
Douglas A. Rappaport, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
(212) 872-1000

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08180D106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,097,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,097,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,097,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (1)
14	TYPE OF REPORTING PERSON IA, PN

(1)
Based on 32,201,280 shares of common stock of Benefitfocus, Inc. (the “Issuer”) outstanding as of November 6, 2020, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2020.

CUSIP No. 08180D106	SCHEDULE 13D

1	NAME OF REPORTING PERSON IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,097,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,097,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,097,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (1)
14	TYPE OF REPORTING PERSON OO, HC

(1)		Based on 32,201,280 shares of common stock of the Issuer outstanding as of November 6, 2020, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 08180D106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,097,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,097,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,097,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (1)
14	TYPE OF REPORTING PERSON IN, HC

(1)		Based on 32,201,280 shares of common stock of the Issuer outstanding as of November 6, 2020, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2020.

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Indaba Capital Management, L.P. (the “Investment Manager”), IC GP, LLC (“IC GP”) and Derek C. Schrier (collectively, the “Reporting Persons”) on December 15, 2020, as amended by Amendment No. 1 filed on January 4, 2021. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.             Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used approximately $35,139,875.01 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of the Fund, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

Item 4.             Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:
On February 11, 2021, the Investment Manager sent a letter to the Board of Directors (the "Board") of the Issuer (the “February 11 Letter”) describing the Investment Manager’s view that the Issuer’s prolonged financial and share price underperformance is a result of dismal corporate governance, problematic related party transactions and a history of poor oversight and strategic execution.  In the February 11 Letter, the Investment Manager also expressed its belief that the Issuer should immediately add new independent shareholder representatives identified by the Investment Manager to the Board and form a special committee consisting of independent directors to undertake a full review of strategic alternatives, including a good faith sales process.

The foregoing description of the February 11 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the February 11 Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Investment Manager had sent private letters to the Board on December 14, 2020, and January 28, 2021. Such letters are attached hereto as Exhibits 99.2 and 99.3, respectively.

Item 5.            Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,097,800 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier, and which represent approximately 9.6% of the outstanding Common Stock. All percentages set forth herein are based on 32,201,280 shares of Common Stock of the Issuer outstanding as of November 6, 2020, as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2020.

In addition, the Fund holds $50,681,000 aggregate principal amount of the Issuer’s 1.25% convertible senior notes due December 15, 2023 (the “Senior Notes”).  As the Issuer has the option, at its discretion, to settle conversions of the Senior Notes in cash, shares of Common Stock or a combination of cash and shares of Common Stock, the Reporting Persons are not deemed to be beneficial owners of any shares of Common Stock underlying the Senior Notes as the Reporting Persons do not have the right to acquire such underlying shares of Common Stock.

Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c) Except as previously disclosed in this Schedule 13D, as amended, information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Fund during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 7.                   Material to Be Filed As Exhibits

Exhibit                Description

99.1                    Letter to the Board of Directors of Benefitfocus, Inc., dated February 11, 2021.

99.2                    Letter to the Board of Directors of Benefitfocus, Inc., dated December 14, 2020.

99.3                    Letter to the Board of Directors of Benefitfocus, Inc., dated January 28, 2021.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2021

INDABA CAPITAL MANAGEMENT, L.P.
By: IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC
By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

By:	/s/ Derek C. Schrier
DEREK C. SHRIER

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

Except as previously disclosed in this Schedule 13D, the following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Fund) in the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 10, 2021.  All such transactions were purchases of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
02/03/2021	58,759	12.8699
02/04/2021	7,773	13.5167
02/05/2021	100,000	14.4228
02/08/2021	60,000	14.4963
02/09/2021	111,774	14.5153
02/10/2021	5,000	16.0045